FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of February 2010.

SOMPO JAPAN INSURANCE INC.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

[English Translation]

1.	Saison Automobile & Fire Insurance’s Capital Increase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOMPO JAPAN INSURANCE INC.
Date: February 26, 2010
	By:	/S/ SHIMPEI AIDA
Shimpei Aida
Manager of Corporate Planning Department

[English Translation]

February 26, 2010

Corporate Name:	SOMPO JAPAN INSURANCE INC.
Name of the Representative:	Masatoshi Sato President and CEO
(Code Number: 8755	TSE, OSE, NSE, SSE and FSE)

Saison Automobile & Fire Insurance’s Capital Increase

SOMPO JAPAN INSURANCE INC. (President and CEO: Masatoshi Sato) (“Sompo Japan”), Saison Automobile & Fire Insurance Inc.(President and CEO: Jun Mochizuki) (“SAFIC”), and Credit Saison Co., Ltd. (President and CEO: Hiroshi Rinno) (“Credit Saison”), have been working together to develop SAFIC’s non-life insurance business, which targets credit card holders of Credit Saison as its main market, based on an alliance with a core concept, “integration of credit card and insurance”.

To further expand its non-life insurance business, SAFIC has decided to increase its capital through a third party allotment of new shares to strengthen its business platform, in order to expand its direct marketing insurance business, and Sompo Japan has decided to purchase all of those new shares to be issued by SAFIC.

Through its capital increase, SAFIC will strengthen its capital structure and invest in business infrastructures such as computer systems, necessary for strengthening its direct marketing insurance business.

Three parties will continue to strive to strengthen their alliance to provide attractive non-life insurance products and service to their customers, mainly targeting the credit card holders of Credit Saison.

1. Summary of the Capital Increase

(1) Closing Date	March 19, 2010
(2) Increase in Capital	JPY 9,999,972,000
(3) Number of Shares Issued	109,170 shares
(4) Allotment	Sompo Japan	109,170 shares
(5) Ownership after Capital Increase	Sompo Japan	155,234 shares	( 85.59%)
	Credit Saison Group	26,136 shares	( 14.41%)
	Total	181,370 shares	(100.00%)

*	Shares held by Sompo Japan include 1 treasury stock acquired by Sompo Japan.
*	SAFIC is a consolidated subsidiary of Sompo Japan.

2. Future Development

SAFIC will expand its overall insurance business with its direct marketing lines of business that targets Credit Saison’s 28million credit card holders as its core.

Sompo Japan and Credit Saison will support SAFIC’s expansion by sharing their knowledge and expertise in non-life insurance business, providing personnel needed for business expansion, and providing sales support in marketing SAFIC’s non-life insurance products to Credit Saison’s credit card holders.

3. Effect to Sompo Japan’s Financial Results of Fiscal Year Ending March 31, 2010

The capital increase of SAFIC will not materially affect the financial results of Sompo Japan for the fiscal year ending March 31, 2010.

<Contact>

SOMPO JAPAN INSURANCE INC.

Corporate Communication Planning Department Public Relations Office

Manager, Hirofumi Shinjin (81-3-3349-3723)

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the SOMPO JAPAN INSURANCE INC. (“Sompo Japan”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Sompo Japan in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of Sompo Japan to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Sompo Japan in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Annual Securities Reports and Quarterly Securities Reports.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Effects of intensified competition in the non-life insurance business

(3)	Changes to laws and systems

(4)	Risk of natural disasters

(5)	Occurrence of unpredictable damages

(6)	Reinsurance risk

(7)	Overseas business risk

(8)	Life insurance business risk

(9)	Effects of declining stock price

(10)	Effects of fluctuation in exchange rate

(11)	Effects of fluctuation in interest rate

(12)	Liquidity risk

(13)	Effects of decline in creditworthiness of investment and/or loan counterparties

(14)	Credit rating downgrade

(15)	Litigation risk

(16)	Occurrence of personal information leak

(17)	Risk concerning business integration

(18)	Other risks